SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

ANNUAL SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of Companhia Paranaense de Energia - COPEL are summoned for the Annual Shareholders’Meeting, to be held at the Company’s headquarters, located at Rua Coronel Dulcídio n.º 800, Curitiba, on April 25, 2005 at 2:00 pm, in order to deliberate on the following agenda:

1. Analysis, discussion and voting of the Management Report, balance sheet and other accounting statements, referring to the fiscal year 2004;
2. Deliberation on the allocation of 2004 net income and the payment of interest on own capital, replacing dividends;
3. Election of Board of Directors members, due to the end of the term of office;
4. Election of the Fiscal Committee members, due to the end of the term of office;
5. Establishment of Management and Fiscal Committee members’ compensation; and
6. Definition of newspapers to be used by the Company for publication purpose, pursuant to dispositions of the Federal Law # 6.404/76.

Note:

a) As prescribed in instruction #282 issued by CVM on 06.26.98, the minimum voting capital percentage necessary to request the adoption of multiple voting at the Board of Directors members election is 5% (five per cent).

b) Documents referring to the issues to be discussed in the Annual Shareholders’ Meeting are available for shareholders’ consultation at the Company’s headquarters.

Curitiba, April 8, 2005

João Bonifácio Cabral Júnior
Chairman of the
Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.